UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

PATHFINDER BANCORP, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

70319R109

(CUSIP Number)

Castle Creek Capital Partners VII, LP

11682 El Camino Real
Suite 320
San Diego, CA 92130

858-756-8300

Copy to:

John M. Eggemeyer

c/o Castle Creek Capital

11682 El Camino Real
Suite 320
San Diego, CA 92130

858-756-8300

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

June 30, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1 (e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

1	NAME OF REPORTING PERSONS Castle Creek Capital Partners VII, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐
	(See Instructions)	(b)☐

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 468,492 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 468,492 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 468,492 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9% (1)
14	TYPE OF REPORTING PERSON (See Instructions) PN (Limited Partnership)

(1)            This calculation is based on 4,732,249 shares of Common Stock of the Company outstanding, which was calculated based on (i) 4,673,665 shares of Common Stock of the Company outstanding as of May 12, 2023, as reported by the Company in its Quarterly Report on Form 10-Q filed with the SEC on May 15, 2023, and increased by (ii) 58,584 shares of Common Stock underlying 58,584 shares of the Company’s Class A non-voting common stock, par value $0.01 per share (“Non-Voting Common Stock”) (which is the maximum number of shares of Non-Voting Common Stock that Fund VII would be permitted to convert into Common Stock based upon the limitations in the Pathfinder SPA and the Articles Supplementary for Class A Non-Voting Common Stock, filed with the Maryland State Department of Assessments and Taxation on June 9, 2021 (the “Non-Voting Articles Supplementary”)). This calculation excludes 1,321,699 shares of Non-Voting Common Stock and the Warrant to purchase 125,000 shares of Common Stock (as described in the Schedule 13D). Since Fund VII does not presently, and will not within the next 60 days, have the right to acquire Common Stock in respect of such excluded Non-Voting Common Stock and the Warrant, those underlying shares are not included in the amount reported herein.

1	NAME OF REPORTING PERSONS Castle Creek Capital VII LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐
	(See Instructions)	(b)☐

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC/AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 468,492 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 468,492 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 468,492 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9% (1)
14	TYPE OF REPORTING PERSON (See Instructions) OO (Limited Liability Company), HC (Control Person)

(1)            This calculation is based on 4,732,249 shares of Common Stock of the Company outstanding, which was calculated based on (i) 4,673,665 shares of Common Stock of the Company outstanding as of May 12, 2023, as reported by the Company in its Quarterly Report on Form 10-Q filed with the SEC on May 15, 2023, and increased by (ii) 58,584 shares of Common Stock underlying 58,584 shares of the Company’s Non-Voting Common Stock (which is the maximum number of shares of Non-Voting Common Stock that Fund VII would be permitted to convert into Common Stock based upon the limitations in the Pathfinder SPA and the Non-Voting Articles Supplementary). This calculation excludes 1,321,699 shares of Non-Voting Common Stock and the Warrant to purchase 125,000 shares of Common Stock (as described in the Schedule 13D). Since Fund VII does not presently, and will not within the next 60 days, have the right to acquire Common Stock in respect of such excluded Non-Voting Common Stock and the Warrant, those underlying shares are not included in the amount reported herein.

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the Schedule 13D filed on May 15, 2019 (as amended, the “Schedule 13D”) with the U.S. Securities and Exchange Commission (the “SEC”), relating to the shares of common stock, par value $0.01 per share (“Common Stock”), of Pathfinder Bancorp, Inc. (the “Issuer” or the “Company”). Unless specifically amended hereby, the disclosures set forth in the Schedule 13D remain unchanged. Capitalized terms used in this Amendment No. 2 that are not otherwise defined herein have the meanings attributed to them in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

As previously reported in the Schedule 13D, pursuant to the terms of the Pathfinder SPA, Castle Creek Capital Partners VII, LP (“Fund VII”) has a right to appoint one representative to the Issuer’s board of directors (the “Board”) for so long as Fund VII, together with its respective affiliates, owns, in the aggregate, 4.9% or more of all of the outstanding shares of the Common Stock (the “Director Appointment Right”). On June 22, 2023, Fund VII delivered a written notice to the Issuer exercising the Director Appointment Right and indicating that Fund VII intended to designate Tony Scavuzzo, a Managing Principal of Fund VII’s general partner, to serve as Fund VII’s designee on the Board. On June 30, 2023, the Board appointed Mr. Scavuzzo to the Board and to the board of directors of Pathfinder Bank, the Company’s bank subsidiary, effectively immediately.

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 30, 2023

CASTLE CREEK CAPITAL PARTNERS VII, LP

By:	/s/ John M. Eggemeyer
Name:	John M. Eggemeyer
Title:	Managing Principal

CASTLE CREEK CAPITAL VII LLC

By:	/s/ John M. Eggemeyer
Name:	John M. Eggemeyer
Title:	Managing Principal

SIGNATURE PAGE TO SCHEDULE 13D/A NO. 2 (PATHFINDER BANCORP, INC.)

5